Filed pursuant to Rule 253(g)(2)

File No. 024-11130

COMMONWEALTH THOROUGHBREDS LLC

1450 North Broadway, Lexington, Kentucky 40505

Telephone: (859) 977-0124

Website: www.joincommonwealth.com

Supplement Dated March 4, 2022

to the Post-Qualification Offering Circular Amendment No. 4

Dated October 4, 2021

This Supplement dated March 4, 2022, supplements the Post-Qualification Amendment No. 4 of Commonwealth Thoroughbreds LLC (the “Company”) dated October 4, 2021, which forms part of the offering statement on Form 1-A originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2019 and qualified on March 30, 2020, as may be further amended and supplemented (the “Offering Circular”) This Supplement No. 2 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement is to update the Offering Circular with respect to the offerings of Units of the seven of the Company’s Series, including to report the results of the interim and final closings of certain Series The table below shows the current status of the Company’s seven offerings of units of its Series described in the October 4, 2022 Offering Circular.

Series Membership Units Overview
		Price to Public	Underwriting Discounts and Commissions (1)(2)	Proceeds to Issuer	Proceeds to Other Persons
Active Offerings (Previously Qualified)
Series I Got A Gal	Per Unit	$50.00	$0	$50.00	$0
	Proceeds to Date	$137,700	$0	$137,700	$0
	Total Maximum	$148,300	$0	$148,300	$0
Completed Offerings
Series Pine Valley	Total	$41,000	$0	$41,000	$0

Series Steinbeck	Total	$51,150	$0	$51,150	$0

Series Swing Shift	Total (3)	$110,700	$0	$110,700	$0

Series We The People	Total (3)	$64,450	$0	$64,450	$0

Series Country Grammer	Total (3)	$113,850	$0	$113,850	$0
Terminated Offerings
Series Biko

Series Winged Foot

(1)

Dalmore Group, LLC (“Dalmore”) will be acting as executing broker and entitled to a Brokerage Fee equal to 1% of the offering proceeds. The Manager has also paid Dalmore a one-time payment of $10,000 and a one-time of $5,000 advance payment for out-of-pocket expenses. The Brokerage Fee is described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “Fees and Expenses.”

(2)

No underwriter has been engaged in connection with the Offering (as defined below), and neither Dalmore nor any other entity receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any offering of our units of membership interest. We intend to distribute units of membership interest of any of our series principally through the Commonwealth Platform, as described in greater detail under “Plan of Distribution and Subscription Procedure.”

(3)	Final closing of maximum offering amount pending completion of verification procedures for the remaining subscriptions.

SERIES I GOT A GAL – SUPPLEMENTAL INFORMATION

As shown in the table below, the Company has conducted multiple closings and accepted total subscriptions in the amount of $137,700 and issuing 2,754 Units. These amounts represent approximately 92.9% of the maximum offering amount of $148,300 and the 2,966 units offered.

In accordance with the Series I Got A Gal Co-Ownership Agreement with Exline Border Racing LLC (“Exline”), Series I Got A Gal has acquired an ownership interest of approximately 30.6% in I Got A Gal upon payment of $49,791 from the interim closing proceeds. The Company expects Series I Got A Gal to acquire the remaining 2.4% ownership interest at a final closing upon payment of the balance of the $53,623 purchase price from the offering proceeds received.

The following table shows the anticipated uses of the offering proceeds received at the initial closing of the Series I Got A Gal Offering and upon a final closing, assuming offering proceeds for the maximum offering amount are received.

	Amount Closed To Date (1)		Maximum Offering Amount
	Dollar Amount	Percentage of Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$137,700	100.0%	$148,350	100.0%

Uses of Funds
Cost of Thoroughbred Asset (2)	$49,791	36.2%	$53,623	36.2%
Acquisition Expenses (3)	4,643	3.4%	5,000	3.4%
Offering Expenses (4)	9,285	6.7%	10,000	6.7%
Management Fee (5)	7,469	5.4%	8,044	5.4%
Organizational Fee (6)	4,126	3.0%	4,444	3.0%
Brokerage Fee (7)	1,377	1.0%	1,482	1.0%
Total Acquisition and Offering Expenses	$76,691	55.7%	$82,593	55.7%

TAA Donation (7)	$2,753	2.0%	$2,965	2.0%

Working Capital
Race Training Expenses (8)	$36,769	26.7%	$39,600	26.7%
Insurance Premiums (9)	7,528	5.5%	8,108	5.5%
Additional Working Capital	13,959	10.1%	15,034	10.1%
Total Working Capital	$58,257	42.3%	$62,742	42.3%

(1)	Includes closings on 11/19/21, 1/19/21, and 2/24/22 of $76,850, $34,200, and $26,650, respectively.
(2)	Represents an 92.9% ownership interest acquired to date.
(3)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 3.4% of the offering proceeds.

(4)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 6.7% of offering proceeds.
(5)	Equals 5.4% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(6)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(7)	The brokerage fee equals 1% of the amount raised in this Offering (excluding any Units purchased by the Manager or its affiliates)
(8)	Donation to the Thoroughbred Aftercare Alliance.
(9)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

In the Series I Got A Gal Offering, affiliates of the Manager purchased 60 Units the offering price of $50 per Unit. This represents 2.2% of the Series I Got A Gal Units issued at the interim closings and 2.0% of the outstanding Units assuming the Company receives proceeds for the maximum offering.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above.

Assuming the Series I Got A Gal Offering is fully sold out, Exline Border Racing LLC will retain a 67% interest in I Got A Gal. I Got A Gal will race under the silks and colors of Exline for two out of every three races, and CMNWLTH every third race. I Got A Gal will race under the joint names of Exline and CMNWLTH. All income and expenses for I Got A Gal will be allocated based on each party’s respective ownership percentage.

I Got A Gal has raced five times, generating gross racing earnings of approximately $14,700 to Series I Got A Gal.

SERIES PINE VALLEY – SUPPLEMENTAL INFORMATION

On November 22, 2021, the Company closed the Series Pine Valley Offering, accepting subscriptions in the amount of $41,000 and issuing 820 Units. These amounts represent approximately 61.4% of the maximum offering amount of $66,800 and the 1,336 units offered. The Series Pine Valley Offering is now closed.

In accordance with the Pine Valley Co-Ownership Agreement with WinStar Farm LLC (“WinStar”), Series Pine Valley has acquired an ownership interest of approximately 6.14% in Pine Valley upon payment of $16,471 from the offering proceeds to WinStar.

The following table shows the anticipated uses of the offering proceeds received at the closing of the Series Pine Valley Offering.

	Final Amount Raised
	Dollar Amount	Percentage of Cash Proceeds

Offering Proceeds	$41,000	100.0%

Uses of Funds
Cost of Thoroughbred Asset (1)	$16,471	40.2%
Acquisition Expenses (2)	1,534	3.7%
Offering Expenses (3)	3,069	7.5%
Management Fee (4)	2,470	6.0%
Organizational Fee (5)	1,230	3.0%
Brokerage Fee (6)	410	1.0%
Total Acquisition and Offering Expenses	$25,184	61.4%

TAA Donation (7)	$820	2.0%

Working Capital
Race Training Expenses (8)	$7,365	18.0%
Insurance Premiums (9)	4,542	11.1%
Additional Working Capital	3,089	7.5%
Total Working Capital	$14,996	36.6%

(1)	Represents a 6.14% ownership interest.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 3.7% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 7.5% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering (excluding any Units purchased by the Manager or its affiliates).
(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

In the Series Pine Valley Offering, affiliates of the Manager purchased 28 Units the offering price of $50 per Unit. This represents 3.3% of the Series Pine Valley Units issued at the closing.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above.

WinStar retains an ownership interest of approximately 94% in Pine Valley. Pine Valley will race under the silks and colors of WinStar for two out of every three races, and CMNWLTH every third race. Pine Valley will race under the joint names of WinStar Farm, LLC and CMNWLTH. All income and expenses for Pine Valley will be allocated based on each party’s respective ownership percentage.

Pine Valley has raced twice, generating gross racing earnings of approximately $750 to Series Pine Valley.

SERIES SWING SHIFT – SUPPLEMENTAL INFORMATION

As shown in the table below, the Company conducted multiple closings of the Series Swing Shift Offering in February 2022, accepting total subscriptions in the amount of $102,850 and issuing 2,057 Units. These amounts represent approximately 92.9% of the maximum offering amount of $110,700 and the 2,214 units offered.

The Series Swing Shift Offering is fully subscribed and is now closed, and the Company expects to hold a final closing when verification procedures for the remaining subscriptions are completed.

In accordance with the Swing Shift Co-Ownership Agreement with WinStar Farm LLC, Series Swing Shift has acquired an ownership interest of approximately 9.29% in Swing Shift upon payment of $52,202 from the interim closing proceeds to WinStar. The Company expects Series Swing Shift to acquire the remaining 0.71% ownership interest upon payment of the balance of the $56,186 purchase price from the offering proceeds received at a final closing.

The following table shows the anticipated uses of the offering proceeds received at the initial closing of the Series Swing Shift Offering and upon a final closing assuming offering proceeds for the maximum offering amount are received.

	Amount Closed To Date (1)		Maximum Offering Amount
	Dollar Amount	Percentage of Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$102,850	100.0%	$110,700	100.0%

Uses of Funds
Cost of Thoroughbred Asset (2)	$52,202	50.8%	$56,186	50.8%
Acquisition Expenses (3)	4,645	4.5%	5,000	4.5%
Offering Expenses (4)	9,291	9.0%	10,000	9.0%
Management Fee (5)	7,830	7.6%	8,428	7.6%
Organizational Fee (6)	3,086	3.0%	3,321	3.0%
Brokerage Fee (7)	1,029	1.0%	1,107	1.0%
Total Acquisition and Offering Expenses	$78,083	75.9%	$66,402	75.9%

TAA Donation (8)	$2,057	2.0%	$2,214	2.0%

Working Capital
Race Training Expenses (9)	$11,149	10.8%	$12,000	10.8%
Insurance Premiums (10)	6,875	6.7%	7,400	6.7%
Additional Working Capital	4,686	4.6%	5,044	4.6%
Total Working Capital	$22,710	22.1%	$45,300	22.1%

(1)	Includes closings on 2/4/22 and 2/24/22 of $51,450 and $51,400, respectively.
(2)	Represents an 92.9% ownership interest.
(3)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 4.5% of the offering proceeds.

(4)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 9.0% of offering proceeds.
(5)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(6)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(7)	The brokerage fee equals 1% of the amount raised in this Offering.
(8)	Donation to the Thoroughbred Aftercare Alliance.
(9)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(10)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

In the Series Swing Shift Offering, affiliates of the Manager purchased 45 Units the offering price of $50 per Unit. This represents 2.2% of the Series Swing Shift Units issued at the interim closing and 2.0% of the outstanding Units assuming the Company receives proceeds for the maximum offering.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above.

WinStar will retain a 90% interest in Swing Shift. Swing Shift will race under the silks and colors of WinStar for two out of every three races, and CMNWLTH every third race. Swing Shift will race under the joint names of WinStar Farm, LLC and CMNWLTH. All income and expenses for Swing Shift will be allocated based on each party’s respective ownership percentage.

Swing Shift has raced twice, generating gross racing earnings of approximately $3,000 to Series Swing Shift.

SERIES WE THE PEOPLE – SUPPLEMENTAL INFORMATION

On February 22, 2022, the Company conducted an initial closing of the Series We The People Offering, accepting subscriptions in the amount of $59,600 and issuing 1,192 Units. These amounts represent approximately 92.5% of the maximum offering amount of $64,450 and the 1,289 units offered. The Series We The People Offering is fully subscribed and the Company expects to hold a final closing when verification procedures for the remaining subscriptions are completed.

In accordance with the We The People Co-Ownership Agreement with WinStar Farm LLC, Series We The People has acquired an ownership interest of approximately 9.25% in We The People upon payment of $23,006 from the interim closing proceeds to WinStar. The Company expects Series We The People to acquire the remaining 0.75% ownership interest upon payment of the balance of the $24,879 purchase price from the offering proceeds received at a final closing.

The following table shows the anticipated uses of the offering proceeds received at the initial closing of the Series We The People Offering and upon a final closing assuming offering proceeds for the maximum offering amount are received.

	Interim Closing Amount (1)		Maximum Offering Amount
	Dollar Amount	Percentage of Cash Proceeds	Dollar Amount	Percentage of Gross Cash Proceeds

Offering Proceeds	$59,600	100.0%	$64,450	100.0%

Uses of Funds
Cost of Thoroughbred Asset	$23,006	38.6%	$24,879	38.6%
Acquisition Expenses (2)	2,312	3.9%	2,500	3.9%
Offering Expenses (3)	4,624	7.8%	5,000	7.8%
Management Fee (4)	3,451	5.8%	3,732	5.8%
Organizational Fee (5)	1,788	3.0%	1,933	3.0%
Brokerage Fee (6)	596	1.0%	645	1.0%
Total Acquisition and Offering Expenses	$35,778	68.0%	$38,689	68.0%

TAA Donation (7)	1,192	2.0%	1,289	2.0%

Working Capital
Race Training Expenses (8)	11,097	18.6%	12,000	18.6%
Insurance Premiums (9)	6,843	11.5%	7,400	11.5%
Additional Working Capital	4,690	7.9%	5,072	7.9%
Total Working Capital	$22,630	38.0%	24,472	38.0%

(1)	Represents an 9.25% ownership interest.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 3.9% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 7.8% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering (excluding any Units purchased by the Manager or its affiliates.
(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

In the Series We The People Offering, affiliates of the Manager purchased 26 Units the offering price of $50 per Unit. This represents 2.2% of the Series We The People Units issued at the interim closing and 2.0% of the outstanding Units assuming the Company receives proceeds for the maximum offering.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above.

WinStar will retain a 90% interest in We The People. We The People will race under the silks and colors of WinStar for two out of every three races, and CMNWLTH every third race. We The People will race under the joint names of WinStar Farm, LLC and CMNWLTH. All income and expenses for We The People will be allocated based on each party’s respective ownership percentage.

We The People has raced once, generating gross racing earnings of approximately $4,000 to Series We The People.

SERIES COUNTRY GRAMMER – SUPPLEMENTAL INFORMATION

On September 24, 2021, the Company conducted an initial closing of the Series Country Grammer Offering, accepting subscriptions in the amount of $108,600 and issuing 2,172 Units. These amounts represent approximately 95.4% of the maximum offering amount of $113,850 and the 2,277 units offered. The Series Country Grammer Offering is now closed.

In accordance with the Country Grammer Co-Ownership Agreement with WinStar Farm LLC, Series Country Grammer acquired an ownership interest of approximately 28.6% in Country Grammer upon payment of $40,063 from the offering proceeds to WinStar.

The following table shows the anticipated uses of the offering proceeds received from the Series Country Grammer Offering and upon a final closing assuming offering proceeds for the maximum offering amount are received.

	Final Amount Raised
	Dollar Amount	Percentage of Cash Proceeds

Offering Proceeds	$108,600	100.0%

Uses of Funds
Cost of Thoroughbred Asset (1)	$40,063	36.9%
Acquisition Expenses (2)	4,770	4.4%
Offering Expenses (3)	7,154	6.6%
Management Fee (4)	6,010	5.5%
Organizational Fee (5)	3,076	2.8%
Brokerage Fee (6)	2,267	2.1%
Total Acquisition and Offering Expenses	$63,339	58.3%

TAA Donation (7)	$2,049	1.9%

Working Capital
Race Training Expenses (8)	$34,340	31.6%
Insurance Premiums (9)	5,294	4.9%
Additional Working Capital	3,577	3.3%
Total Working Capital	$43,211	39.8%

(1)	Represented an 28.6% ownership interest at closing, represents 14.3% after sale to Zedan.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager is limited to 4.4% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 6.6% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)

The brokerage fee equals 1% of the amount raised in this Offering (excluding any Units purchased by the Manager or its affiliates) plus $1,250 being allocated to each Series to cover a one-time consulting fee and a one-time payment for out-of-pocket expenses paid to Dalmore. The table reflects a proportional allocation of the $1,250 charge to the Series.

(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month for 24 months based on its ownership interest.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage for 24 months based on the Thoroughbred’s estimated value.

In the Series Country Grammer Offering, affiliates of the Manager purchased 52 Units the offering price of $50 per Unit. This represents 2.7% of the Series Country Grammer Units issued at the interim closing and 2.3% of the outstanding Units assuming the Company receives proceeds for the maximum offering.

The allocation of the net proceeds of this Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of offering proceeds based on the factors set forth above.

WinStar will retain a 35% interest in Country Grammer. Country Grammer will race under the silks and colors of WinStar for two out of every three races, and CMNWLTH every third race. Country Grammer will race under the joint names of WinStar Farm, LLC and CMNWLTH. All income and expenses for Country Grammer will be allocated based on each party’s respective ownership percentage.

On January 13, 2022, Commonwealth Thoroughbreds LLC, acting as manager for Series Country Grammer, and WinStar Farm LLC entered into an Agreement of Purchase and Sale with Zedan Racing Stables Inc. (“Zedan”) for a 50% interest in Country Grammer for consideration of $875,000. The sale of this interest resulted in a new ownership group with Zedan owning 50%, WinStar owning 35% and Commonwealth Thoroughbreds LLC owning 15%. The ownership group will continue to operate under the terms of the Co-Management Agreement which is filed as Exhibit 6.4(c) to the Offering Statement.

On February 22, Series Country Grammer received sale proceeds of $227,866. We have begun the distribution process for the net earnings of these proceeds.

Country Grammer has raced once, in the Saudi Cup on February 26, 2022, finishing second and generating gross racing earnings of approximately $410,000 to Series Country Grammer. We have yet to receive official earnings and expense figures but expect a payment and itemized statement in the coming weeks, at which time we will conduct a distribution to Series Country Grammer Unitholders.

SERIES STEINBECK – SUPPLEMENTAL INFORMATION

On November 22, 2021, the Company conducted a closing of the Series Steinbeck Offering, accepting subscriptions in the amount of $51,150 and issuing 1,023 Units, and terminated the Offering. These amounts represent approximately 41.5% of the maximum offering amount of $123,250 and the 2,465 units offered.

In accordance with the Steinbeck Co-Ownership Agreement with WinStar Farm LLC, Series Steinbeck acquired an ownership interest of approximately 4.15% in Steinbeck upon payment of $27,583 from the closing proceeds to WinStar.

On December 26, 2021, Steinbeck, the Series’ only asset, was claimed in a $30,000 claiming race and sold for the $30,000 claiming price.

The following table shows the uses of the offering proceeds received at the closing of the Series Steinbeck Offering together with the Series’ share of racing earnings and the proceeds from the sale of the Series asset. The funds remaining after payment of acquisition and offering expenses and post-closing expenses are available for distribution to Series Steinbeck Unit holders in accordance with the Company’s distribution policy.

	Final Use of Funds
	Dollar Amount	Percentage of Funds

Source of Funds
Offering Proceeds	$51,150	95.5%
Race Earnings	1,177	2.2%
Sale proceeds (1)	1,245	2.3%
Total Funds	$53,572	100.0%

Uses of Funds
Cost of Thoroughbred Asset	$27,583	51.5%
Acquisition Expenses (2)	2,075	3.9%
Offering Expenses (3)	4,150	7.7%
Management Fee (4)	4,137	7.7%
Organizational Fee (5)	1,534	2.9%
Brokerage Fee (6)	512	1.0%
Total Acquisition and Offering Expenses	$39,991	74.6%

TAA Donation (7)	$1,023	1.9%

Race Training Expenses (8)	$381	*
Insurance Premiums (9)	144	*
Management Fee (10)	243	*
Total Post-Closing Expenses	$768	1.4%
Available for Distribution to Series Owners	$11,790	19.8%

*	Indicates less than 0.1%.
(1)	Represents 4.15% of the claiming price paid for Steinbeck.
(2)

Includes costs of due diligence investigation of a potential Series Asset, pre-purchase medical examinations, appraisal fees, auction-related expenses, and interest on funds borrowed to acquire a Series Asset, if any, prior to a series offering. Reimbursement of these expenses incurred by the Manager was limited to 4.1% of the offering proceeds.

(3)	The Manager has agreed to limit reimbursement of offering expenses equal to no more than 8.1% of offering proceeds.
(4)	Equals 15% of the purchase price of the Thoroughbred interest payable to the Manager for sourcing the opportunity and negotiating the terms of the acquisition.
(5)

Fee of up to 3.0% of the offering proceeds received from the offering of each series of units to reimburse the Manager for expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units.

(6)	The brokerage fee equals 1% of the amount raised in this Offering (excluding any Units purchased by the Manager or its affiliates).
(7)	Donation to the Thoroughbred Aftercare Alliance.
(8)	Represents the Company’s portion of estimated training and racing expenses of $5,000 per month.
(9)	Represents the Company’s portion of premiums for racing and medical insurance coverage based on the Thoroughbred’s estimated value.
(10)	Represents 10% of racing earnings and proceeds from the sale of the Series asset.

In the Series Steinbeck Offering, affiliates of the Manager purchased 23 Units the offering price of $50 per Unit. This represents 2.2% of the Series Steinbeck Units issued at closing.

TERMINATION OF SERIES BIKO OFFERING

On October 29, 2021, the Biko ran his career-best race, placing second in the $20,000 Maiden Claiming race at Keeneland. However, Biko was claimed by another trainer and sold for the $20,000 claiming price. Because Biko was claimed after subscriptions for the minimum amount were received, but before the Company conducted an initial closing, the Company elected to terminate the Series Biko Offering and returned all subscription funds to subscribers during the first week of November 2021.

TERMINATION OF SERIES WINGED FOOT OFFERING

On March 1, 2022, the Company elected to terminate the Series Winged Foot Offering. The Company did not solicit and received no subscriptions for Series Winged Foot Units.

OTHER INFORMATION

Co-Management Agreements

Exline Border Racing LLC

The Company and Exline will make all material decisions related to the racing career and the day-to-day management of I Got A Gal jointly, as Co-Managers, and not on the basis of their respective ownership interests, under the terms of their Co-Management Agreement which is filed as Exhibit 6.6 to the Offering Statement. These decisions include the selection of a trainer, oversight of pre-race training, training, racing, transportation between racetracks and training centers, veterinary issues, and all other standard management practices necessary for the care and racing of I Got A Gal. The Company and Exline will also jointly determine the eventual disposition of I Got A Gal. I Got A Gal may not be retired or otherwise disposed of without the agreement of the Co-Managers. The Co-Managers will also develop an exit strategy for the sale or other disposition of I Got A Gal, and/or his breeding interests during or at the completion of his racing career.

Disagreements over the management of I Got A Gal’s racing career that cannot be resolved through good faith negotiations will be decided by the then current trainer. Disagreements over the selection of a trainer that cannot be resolved through good faith negotiations will be submitted to a mutually acceptable third-party equine professional named in the Co-Management Agreement, whose decision will be binding.

WinStar Farm LLC

Under the terms of their Co-Management Agreement which is filed as Exhibit 6.4(c) to the Offering Statement, the Company and WinStar will make all material decisions related to the racing career and the day-to-day management of the Thoroughbreds in which the Company’s Series acquire an ownership interest from WinStar, jointly, as Co-Managers, and not on the basis of their respective ownership interests. The co-management arrangement currently applies to Country Grammer, Pine Valley, Swing Shift, and We The People. These decisions include the selection of a trainer, oversight of pre-race training, training, racing, transportation between racetracks and training centers, veterinary issues, and all other standard management practices necessary for the care and racing of each Thoroughbred following the initial closing of the applicable Series. The Company and WinStar will also jointly determine the eventual disposition of each Thoroughbred. None of the Thoroughbreds co-owned with WinStar may be retired or otherwise disposed of without the agreement of the Co-Managers. The Co-Managers will also develop an exit strategy for the sale or other disposition of each Thoroughbred, and/or his breeding interests during or at the completion of his racing career.

Disagreements over the management of each Thoroughbred’s racing career that cannot be resolved through good faith negotiations will be decided by the then current trainer. Disagreements over the selection of a trainer that cannot be resolved through good faith negotiations will be submitted to a mutually acceptable third-party equine professional named in the Co-Management Agreement, whose decision will be binding.

Distribution Policy

In response to requests from the holders of Units of its Series, the Company has adopted a policy to allow the holders of Units entitled to receive distributions from a Series the choice to receive either a cash distribution or to hold those funds in an account with the Company. A Unit holder (or former Unit holder) may elect to withdraw all funds held in the holder’s account with the Company at any time upon request.

Thoroughbred Aftercare Alliance Donation

The Company has adopted a policy to donate approximately 2% of the proceeds from each current and future Series Offering to the Thoroughbred Aftercare Alliance (“TAA”). TAA is a 501(c)(3) nonprofit that funds a variety of organizations dedicated to rehabilitating and caring for retired Thoroughbreds. TAA was initially founded by the Breeders’ Cup Ltd., Keeneland Association Inc. and The Jockey Club and is supported by donations. We believe we have an obligation as an organization dedicated to humane Thoroughbred racing to contribute to the care of retired racehorses.